FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
(Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 99.1 is the 2013 audited consolidated financial statements of Diana Containerships Inc. (the "Company").

Attached to this Report on Form 6-K as Exhibit 99.2 is the report by the Company's management of the effectiveness of internal control over financial reporting of the Company.

Attached to this Report on Form 6-K as Exhibit 99.3 is the consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A. to incorporate by reference the consolidated financial statements and the effectiveness of internal control over financial reporting of Diana Containerships Inc. included in this report on Form 6-K into the Registration Statement (Form F-3 No. 333-179636, as amended) and in the related Prospectus.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-179636) filed with the U.S. Securities and Exchange Commission with an effective date of March 21, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: February 18, 2014	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer and Treasurer